SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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      Transaction Valuation: $300,000(1)       Amount of Filing Fee: $60(2)
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(1)  Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: Not Applicable Filing party: Not Applicable Form or registration no.: Not Applicable Date filed: Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer  tender  offer  subject  to  Rule  13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, L.P. ("Everest" or the "Purchaser"), a California limited partnership, to purchase up to 1,500 units ("Units") of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 10.   FINANCIAL STATEMENTS.

     The response to Item 10 is hereby amended and restated in its entirety as follows.

     Certain information regarding Purchaser's method of financing the Offer and the Purchaser's financial condition is set forth in "Certain Information Concerning the Purchaser - Source of Funds" and Appendix B included with the Letter to Unit Holders dated July 14, 2005 (Exhibit 12.6 to the Schedule TO), which Appendix B is incorporated herein by reference. Audited financial statements of the Purchaser are not available because the Purchaser does not have them prepared in the ordinary course of business and they would not be obtainable without unreasonable cost or expense. The incorporation by reference in this Item of the above-referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to tender or hold their securities.

ITEM 4.    TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Monday, August 1, 2005, unless the Offer is extended.

ITEM 11.   ADDITIONAL INFORMATION.

     The response to Item 11 is hereby further amended and supplemented by the Letter to Unit Holders dated July 14, 2005 and Appendix B therewith (Exhibit
12.6 to the Schedule TO), which is incorporated herein by reference.


ITEM 12.   EXHIBITS.

     12.6     Letter to Unit Holders dated July 14, 2005, with Appendix B.

     12.7     Press Release dated July 14, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005


                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President